Exhibit 99.1

Constellium Reports Third Quarter 2016 Financial Results

Amsterdam - November 10, 2016 – Constellium N.V. (NYSE and Euronext: CSTM) today reported results for the third quarter ended September 30, 2016. Highlights below are in comparison to the third quarter 2015.

Shipments of 377 thousand metric tons, in line with prior year

Revenue of €1.2 billion, down 5% on a product mix shift

Net income of €15 million compared to a net loss of €45 million in the prior year

Adjusted EBITDA of €97 million, up 23%

P&ARP Adjusted EBITDA up 49% to €60 million, AS&I up 13% to €25 million, and A&T unchanged from prior year at €20 million

Calling the $150 million 9.75% Senior PIK Toggle Notes to reduce gross debt

Third quarter 2016 Adjusted EBITDA of €97 million increased 23% over the prior period, reflecting strong operational improvements in our P&ARP segment, in particular at Muscle Shoals, solid execution in our AS&I segment and stable results in our A&T segment.

Commenting on the third quarter 2016 results, Jean-Marc Germain, Constellium’s Chief Executive Officer said: “I am encouraged by the significant improvement at our Muscle Shoals facility and the steady progress we are making across our businesses. I am also pleased by the on-time completion and commissioning of our body-in-white finishing lines in both Europe and the U.S. Looking forward, we expect typical seasonal softness in the fourth quarter of 2016, followed by a stronger 2017, as we execute our plan and take advantage of attractive long-term fundamentals.

In addition, I am delighted to announce three new members of our Executive team: Peter Matt as Executive Vice President and Chief Financial Officer, Ryan Jurkovic as Senior Vice President and Chief Human Resources Officer, and Jack Clark as Senior Vice President Manufacturing Excellence and Chief Technology Officer. Their contributions will be critical as we focus our capital and human resources on the key financial and operational elements of our strategy, including reducing our leverage. Calling the Senior PIK Toggle Notes is a first step in this direction.”

Group Summary

	Q3 2016	Q3 2015	Var.	YTD 2016	YTD 2015	Var.
Shipments (k metric tons)	377	374	1%	1,126	1,141	(1%)
Revenue (€ millions)	1,199	1,259	(5%)	3,582	4,031	(11%)
Net income / (loss) (€ millions)	15	(45)	n.m.	16	(123)	n.m.
Adjusted EBITDA (€ millions)	97	79	23%	296	267	11%
Adjusted EBITDA per metric ton (€)	257	211	22%	263	234	12%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures. n.m.: not meaningful

The difference between the sum of reported segment revenues and the Group revenues includes revenues from certain non-core activities, inter-segment eliminations, and the impact of a €20 million one-time payment related to the renegotiation of a customer agreement, which was recorded in the first quarter of 2016 as a reduction of revenues at the Holdings and Corporate level.

The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate (see page 13). The Holdings and Corporate segment reported a negative €8 million in Adjusted EBITDA for Q3 2016, which included approximately €3 million of charges related to the recent changes in the executive management team.

Net income in the third quarter 2016 increased to €15 million from a net loss of €45 million in the third quarter of 2015. Adjusted EBITDA was €97 million in the third quarter of 2016, an increase of 23% from the third quarter last year. This increase in Adjusted EBITDA primarily reflects continued progress on cost reduction initiatives and greater efficiency in our P&ARP segment, particularly at our Muscle Shoals facility which contributed €26 million in Adjusted EBITDA in the quarter compared to €12 million in the prior year, and in the AS&I segment. Also, our results in the prior year had been negatively impacted by an unplanned outage at one of our P&ARP facilities, which resulted in a €6 million reduction in Adjusted EBITDA. Adjusted EBITDA per metric ton was €257 compared to €211 for the third quarter 2015. Third quarter 2016 shipments for the group were flat at 377k metric tons while revenue for the third quarter 2016 was €1.2 billion, a decrease of 5% from the third quarter 2015, primarily as a result of a product mix shift.

For the nine months ended September 30, 2016, net income was €16 million compared to a net loss of €123 million in the same period in 2015. Adjusted EBITDA of €296 million and Adjusted EBITDA per metric ton of €263 in this period represented an increase of 11% and 12%, respectively compared to the prior year. Shipments were flat for the period when compared to prior year, while revenues decreased 11% to €3.6 billion, primarily as a result of lower metal prices.

Results by Segment

Packaging & Automotive Rolled Products (P&ARP)

	Q3 2016	Q3 2015	Var.	YTD 2016	YTD 2015	Var.
Shipments (k metric tons)	265	262	1%	777	796	(2%)
Revenue (€ millions)	655	665	(2%)	1,887	2,172	(13%)
Adjusted EBITDA (€ millions)	60	40	49%	158	146	8%
Adjusted EBITDA per metric ton (€)	226	153	48%	203	184	11%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Adjusted EBITDA grew 49% to €60 million for the quarter and Adjusted EBITDA per metric ton increased by 48% over the same period in the prior year. This significant improvement primarily reflects the effect of cost reduction initiatives at Muscle Shoals. In addition, third quarter results in the prior year were impacted by a €6 million reduction in Adjusted EBITDA due to a scalper outage at our Neuf-Brisach, France facility. Shipments and revenue were up 1% and down 2%, respectively in the third quarter of 2016.

For the nine months ended September 30, 2016, Adjusted EBITDA was €158 million which represented an 8% increase from €146 million in the same period in 2015 while Adjusted EBITDA per metric ton increased 11% from the prior year to €203, primarily reflecting the improvements at Muscle Shoals. Shipments were flat for the period, while revenues decreased 13% to €1.9 billion, primarily as a result of lower metal prices.

Aerospace & Transportation (A&T)

	Q3 2016	Q3 2015	Var.	YTD 2016	YTD 2015	Var.
Shipments (k metric tons)	59	59	1%	184	181	2%
Revenue (€ millions)	313	328	(5%)	979	1,045	(6%)
Adjusted EBITDA (€ millions)	20	20	0%	81	77	5%
Adjusted EBITDA per metric ton (€)	344	346	(1%)	439	427	3%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Adjusted EBITDA of €20 million and Adjusted EBITDA per metric ton of €344 were stable compared to the third quarter of 2015. Shipments were flat at 59k metric tons reflecting higher shipments of transportation, industry, and other rolled products offset by lower shipments of aerospace rolled products. Revenue decreased 5% to €313 million, primarily as a result of lower aerospace shipments offset by an improvement in transportation. The backlog at aerospace manufacturers remains strong and we continue to work and enhance our aerospace capabilities in our Issoire, France and Ravenswood, West Virginia facilities in order to meet this demand.

For the nine months ended September 30, 2016, Adjusted EBITDA was €81 million, an increase of 5% from the same period in 2015 and Adjusted EBITDA per metric ton increased to €439. Shipments were flat and revenues were down 5% from the same period in 2015.

Automotive Structures & Industry (AS&I)

	Q3 2016	Q3 2015	Var.	YTD 2016	YTD 2015	Var.
Shipments (k metric tons)	53	51	4%	168	164	2%
Revenue (€ millions)	242	263	(8%)	769	807	(5%)
Adjusted EBITDA (€ millions)	25	22	13%	81	62	32%
Adjusted EBITDA per metric ton (€)	471	428	10%	485	375	29%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The AS&I segment achieved a solid performance with an Adjusted EBITDA of €25 million in the third quarter of 2016, representing an increase of 13% from the third quarter 2015 driven by continued operational improvements. Adjusted EBITDA per metric ton increased by 10% to €471 from the comparable period in 2015. Shipments increased 4%, while revenue decreased by 8% to €242 million, primarily as a result of product mix changes.

For the nine months ended September 30, 2016, Adjusted EBITDA was €81 million, a strong increase of 32% from the same period in the prior year, reflecting notably the favorable North American automotive structures market. Shipments remained stable and revenues decreased 5% for this period.

Net income

Net income in the third quarter 2016 increased to €15 million from a net loss of €45 million in the third quarter of 2015. This change of €60 million in net income is mainly attributable to an €18 million improvement in Adjusted EBITDA, a positive change in metal price lag of €24 million, a positive impact from unrealized results on derivatives of €13 million (the gains or losses arising from derivative instruments relating to trading transactions are recorded in segment Adjusted EBITDA only when realized), partially offset by a €15 million increase in income tax expense. In addition, during the quarter, the contractual purchase price adjustment related to the acquisition of Wise Metals was finalized and as a result, Constellium received a cash payment of €20 million and recorded a net gain of €19 million in Other gains/(losses)-net.

For the nine months ended September 30, 2016, net income was €16 million compared to a net loss of €123 million in the same period in 2015. This positive €139 million change resulted from an improvement in Adjusted EBITDA of €29 million, a positive impact from unrealized results on derivatives of €93 million, a positive change in metal price lag of €19 million, a positive difference in Wise one-time costs of €27 million, and a €19 million gain from the Wise purchase price adjustment, partially offset by an increase in income tax expense of €69 million.

Earnings per share

For the third quarter 2016, the basic earnings per share was €0.15 and fully diluted earnings per share was €0.14 versus a negative €0.43 for both basic and fully diluted earnings per share in the third quarter 2015. For the nine months ended September 30, 2016, the basic and fully diluted earnings per share was a positive €0.15 versus a negative €1.18 per share for the same period in 2015.

Liquidity and cash flow

As of September 30, 2016, liquidity was in excess of €790 million, comprised of €618 million of cash and cash equivalents and over €170 million available under our existing committed lending facilities.

Adjusted free cash flow was a negative €7 million for the third quarter of 2016 versus a negative €5 million in the comparable period of the prior year, reflecting a €13 million decrease in cash flows from operating activities partially offset by lower capital expenditures of €74 million, compared to €85 million in the third quarter of 2015.

For the nine months ended September 30, 2016, Adjusted free cash flow was a negative €40 million compared to a negative €4 million in the corresponding period in 2015, reflecting a €54 million decrease in cash flow from operating activities as the corresponding period in 2015 benefited from a significant improvement in trade working capital at Muscle Shoals following the acquisition. This was partially offset by lower capital expenditures of €230 million compared to €248 million in the same period in 2015.

Net debt at September 30, 2016 was €1,864 million compared with €1,828 million as of June 30, 2016 and cash and cash equivalents totaled €618 million compared to €622 million at the end of the second quarter 2016.

Other Recent Developments

On October 27, 2016, Constellium announced the appointment of Peter Matt as Executive Vice President and Chief Financial Officer. Peter will become Constellium’s Chief Financial Officer on January 1, 2017 and will be based in the U.S. In the meantime, he will serve as Executive Vice President and Chief Financial Officer Designate while Corinne Fornara will continue her responsibilities as Interim Chief Financial Officer. Peter brings his breadth of financial expertise, longstanding experience with the financial community, and extensive knowledge of the metal market which will be critical to seizing the short term and long term opportunities to optimize the balance sheet, implement strategic plans, and unlock shareholder value.

On November 7, 2016, Constellium announced that its subsidiaries, Wise Metals Intermediate Holdings LLC and Wise Holdings Finance Corporation, called for redemption of their 9 3⁄4% / 10 1⁄2% Senior PIK Toggle Notes due 2019 (the “Notes”). The Company expects to redeem the Notes on December 5, 2016 at a redemption price of 104.875% of the aggregate outstanding principal amount thereof, plus accrued and unpaid interest. Constellium intends to use cash on hand to pay the redemption price. This transaction will reduce gross debt and related interest costs and reflects management’s confidence in the Company’s liquidity position.

On October 18, 2016, Constellium announced the official opening of the new state-of-the-art 100k metric ton auto body sheet finishing line at its Neuf-Brisach, France facility for a total investment of €180 million. The new finishing line is in the final stage of its qualification phase and has begun ramping commercial production.

On September 14, 2016, Constellium and UACJ Corporation announced the official opening of the new 100k metric ton auto body sheet manufacturing plant in Bowling Green, Kentucky under their joint venture, Constellium-UACJ ABS LLC. The plant is currently in the qualification phase and will ramp-up as planned, over the next two years.

On September 22, 2016, Constellium announced that it will supply aluminium Crash Management Systems and Automotive Body Sheet for the new Peugeot 3008, which was unveiled to the public in October 2016, at the Paris Motor Show.

On September 28, 2016, Constellium also announced that it had been awarded a contract with TARDEC, the U.S. Army Tank Automotive Research Development and Engineering Center, supporting the Combat Vehicle Prototype platform.

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise Metals to achieve expected synergies and the timing thereof, Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships as a result of the acquisition of Wise Metals; disruptions to business operations; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

About Constellium

Constellium (NYSE and Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.2 billion of revenue in 2015. Constellium’s earnings materials for the quarter ended September 30, 2016 are also available on the company’s website (www.constellium.com).

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Revenue	1,199	1,259	3,582	4,031
Cost of sales	(1,059)	(1,163)	(3,188)	(3,686)

Gross profit	140	96	394	345

Selling and administrative expenses	(66)	(62)	(190)	(189)
Research and development expenses	(8)	(5)	(22)	(25)
Restructuring costs	(1)	(1)	(5)	(6)
Impairment	—	(6)	—	(22)
Other gains / (losses) - net	19	(23)	40	(111)

Income / (loss) from operations	84	(1)	217	(8)

Finance costs - net	(45)	(40)	(130)	(119)

Share of loss of joint-ventures	(6)	(1)	(8)	(2)

Income / (loss) before income tax	33	(42)	79	(129)

Income tax (expense) / benefit	(18)	(3)	(63)	6

Net income / (loss)	15	(45)	16	(123)

Net income / (loss) attributable to:
Equity holders of Constellium	15	(45)	16	(124)
Non-controlling interests	—	—	—	1

Net income / (loss)	15	(45)	16	(123)

EARNINGS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF CONSTELLIUM

(in Euros per share)	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Basic	0.15	(0.43)	0.15	(1.18)
Diluted	0.14	(0.43)	0.15	(1.18)

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Net income / (loss)	15	(45)	16	(123)

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	(5)	(23)	(103)	(7)
Income tax on remeasurement on post-employment benefit obligations	1	1	27	(5)

Cash flow hedge	—	—	—	(9)

Income tax on cash flow hedge	—	—	—	3
Items that may be reclassified subsequently to the consolidated income statement

Cash flow hedge	4	—	(2)	—

Income tax on cash flow hedge	(1)	—	1	—

Currency translation differences	—	1	2	23

Other comprehensive (loss) / income	(1)	(21)	(75)	5

Total comprehensive income / (loss)	14	(66)	(59)	(118)

Attributable to:
Equity holders of Constellium	14	(66)	(59)	(119)
Non-controlling interests	—	—	—	1

Total comprehensive income / (loss)	14	(66)	(59)	(118)

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	At September 30, 2016	At December 31, 2015
Assets
Non-current assets
Goodwill	432	443
Intangible assets	72	78
Property, plant and equipment	1,363	1,255
Investments accounted for under equity method	21	30
Deferred income tax assets	270	270
Trade receivables and other	45	53
Other financial assets	15	37

	2,218	2,166

Current assets
Inventories	559	542
Trade receivables and other	427	365
Other financial assets	94	70
Cash and cash equivalents	618	472

	1,698	1,449

Assets classified as held for sale	—	13

Total assets	3,916	3,628

Equity
Share capital	2	2
Share premium	162	162
Retained deficit and other reserves	(769)	(715)

Equity attributable to equity holders of Constellium	(605)	(551)
Non-controlling interests	9	11

Total equity	(596)	(540)

Liabilities
Non-current liabilities
Borrowings	2,408	2,064
Trade payables and other	53	54
Deferred income tax liabilities	25	10
Pension and other post-employment benefit obligations	805	701
Other financial liabilities	11	14
Provisions	108	119

	3,410	2,962

Current liabilities
Borrowings	114	169
Trade payables and other	893	867
Income tax payable	13	6
Other financial liabilities	37	107
Provisions	45	44

	1,102	1,193

Liabilities classified as held for sale	—	13

Total liabilities	4,512	4,168

Total equity and liabilities	3,916	3,628

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)

Net income / (loss)	—	—	—	—	—	—	16	16	—	16
Other comprehensive (loss) / income	—	—	(76)	(1)	2	—	—	(75)	—	(75)

Total comprehensive income / (loss)	—	—	(76)	(1)	2	—	16	(59)	—	(59)

Transactions with Equity holders
Share based compensation	—	—	—	—	—	5	—	5	—	5

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At September 30, 2016	2	162	(209)	(1)	8	16	(583)	(605)	9	(596)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net (loss) / income	—	—	—	—	—	—	(124)	(124)	1	(123)
Other comprehensive (loss) / income	—	—	(12)	(6)	23	—	—	5	—	5

Total comprehensive (loss) / income	—	—	(12)	(6)	23	—	(124)	(119)	1	(118)

Transactions with Equity holders
Share based compensation	—	—	—	—	—	4	—	4	—	4

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	2	2

At September 30, 2015	2	162	(158)	—	(5)	10	(169)	(158)	9	(149)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net (loss) / income	—	—	—	—	—	—	(554)	(554)	2	(552)
Other comprehensive income / (loss)	—	—	13	(6)	34	—	—	41	—	41

Total comprehensive income / (loss)	—	—	13	(6)	34	—	(554)	(513)	2	(511)

Transactions with Equity holders
Share based compensation	—	—	—	—	—	5	—	5	—	5

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	3	3

At December 31, 2015	2	162	(133)	—	6	11	(599)	(551)	11	(540)

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Cash flows from / (used in) operating activities
Net income / (loss)	15	(45)	16	(123)
Adjustments for:
Income tax expense / (benefit)	18	3	63	(6)
Finance costs – net	45	40	130	119
Restructuring costs and other provisions	(4)	(10)	(3)	(9)
Depreciation and amortization	37	32	109	99
Impairment	—	6	—	22
Defined benefit pension costs	15	12	39	37
Unrealized (gains) / losses on derivatives – net and from remeasurement of monetary assets and liabilities - net	(11)	1	(66)	31
Gains / (losses) on disposal and assets classified as held for sale	1	(3)	—	7
Share of loss of joint-ventures	6	1	8	2
Other	(19)	2	(14)	4
Changes in working capital:
Inventories	(33)	65	(21)	128
Trade receivables	(15)	117	(53)	93
Trade payables	5	(139)	42	(113)
Margin calls	—	—	—	1
Other working capital	25	9	(7)	9
Changes in other operating assets and liabilities:
Provisions – pay out	(2)	(3)	(7)	(10)
Income tax paid	(5)	5	(11)	(9)
Pension liabilities and other post-employment benefit obligations payment	(11)	(13)	(35)	(38)

Net cash flows from operating activities	67	80	190	244

Cash flows (used in) / from investing activities
Purchases of property, plant and equipment	(74)	(85)	(230)	(248)
Acquisitions of subsidiaries net of cash acquired	20	—	20	(348)
Proceeds from disposals net of cash	(1)	3	(5)	—
Equity contribution to joint-ventures	—	—	—	(9)
Proceeds from finance lease	2	2	5	5
Other investing activities	(3)	(14)	(23)	(11)

Net cash flows used in investing activities	(56)	(94)	(233)	(611)

Cash flows (used in) / from financing activities
Interests paid	(27)	(32)	(102)	(89)
Proceeds received from issuance of Senior Notes	—	—	375	—
Proceeds / (repayments) received from U.S. Revolving Credit Facility and other loans	16	(7)	(71)	(225)
Payment of deferred financing costs	—	—	(12)	(1)
Transactions with non-controlling interests	(3)	2	(2)	2
Other financing activities	(2)	9	(5)	15

Net cash flows (used in) / from financing activities	(16)	(28)	183	(298)

Net (decrease) / increase in cash and cash equivalents	(5)	(42)	140	(665)
Cash and cash equivalents - beginning of period	622	373	472	991
Cash and cash equivalents classified as held for sale – beginning of period	—	—	4	—
Effect of exchange rate changes on cash and cash equivalents	1	1	2	6

Cash and cash equivalents - end of period	618	332	618	332

Less: Cash and cash equivalents classified as held for sale	—	(1)	—	(1)

Cash and cash equivalents as reported in the Statement of financial position	618	331	618	331

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
P&ARP	60	40	158	146
A&T	20	20	81	77
AS&I	25	22	81	62
Holdings and Corporate	(8)	(3)	(24)	(18)

Total	97	79	296	267

REVENUE AND SHIPMENTS BY PRODUCT LINE

(in k metric tons)	Three months ended September 30, 2016	Three months ended September 30, 2015
Packaging rolled products	226	224
Automotive rolled products	28	21
Specialty and other thin-rolled products	11	17
Aerospace rolled products	27	30
Transportation, industry, and other rolled products	32	29
Automotive extruded products	24	23
Other extruded products	29	28
Other	0	2

Total shipments	377	374

(in millions of Euros)
Packaging rolled products	531	532
Automotive rolled products	79	67
Specialty and other thin-rolled products	45	66
Aerospace rolled products	185	214
Transportation, industry, and other rolled products	128	114
Automotive extruded products	129	141
Other extruded products	113	122
Other	(11)	3

Total revenue	1,199	1,259

(in k metric tons)	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Packaging rolled products	658	678
Automotive rolled products	85	65
Specialty and other thin-rolled products	34	53
Aerospace rolled products	88	89
Transportation, industry, and other rolled products	96	92
Automotive extruded products	76	74
Other extruded products	92	90
Other	(3)	—

Total shipments	1,126	1,141

(in millions of Euros)
Packaging rolled products	1,511	1,747
Automotive rolled products	235	209
Specialty and other thin-rolled products	141	216
Aerospace rolled products	607	655
Transportation, industry, and other rolled products	372	390
Automotive extruded products	409	410
Other extruded products	360	397
Other*	(53)	7

Total revenue	3,582	4,031

*	Includes €20 million one-time payment related to the renegotiation of a customer agreement, which was recorded in the first quarter of 2016 as a reduction of revenues at the Holdings and Corporate level.

NON-GAAP MEASURES RECONCILIATIONS

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Net income / (loss)	15	(45)	16	(123)
Income tax expense / (benefit)	18	3	63	(6)
Income / (loss) before income tax	33	(42)	79	(129)
Finance costs – net	45	40	130	119
Share of loss of joint-ventures	6	1	8	2
Income / (loss) from operations	84	(1)	217	(8)
Metal price lag(A)	(2)	22	3	22
Start-up and development costs(B)	3	10	16	19
Manufacturing system and process transformation costs(C)	—	4	4	6
Wise acquisition and integration costs	—	1	2	11
Wise one-time costs(D)	—	2	20	38
Wise purchase price adjustment(E)	(19)	—	(19)	—
Loss on Ravenswood OPEB plan amendments	—	—	—	4
Depreciation, amortization, and impairment	37	38	109	121
Restructuring costs	1	1	5	6
Unrealized (gains) / losses on derivatives	(12)	1	(65)	28
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities - net	1	—	(1)	3
(Gains) / losses on disposal and assets classified as held for sale	—	(3)	—	7
Share based compensation	2	2	5	4
Other(F)	2	2	—	6

Adjusted EBITDA	97	79	296	267

(A)	Represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of the volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, by the quantity sold in the period.
(B)	For the nine months ended September 30, 2016, start-up costs relating to new sites and business development initiatives amounted to €16 million of which €13 million is related to Body-in-White growth projects both in Europe and the U.S.
(C)	For the nine months ended September 30, 2016, manufacturing system and process transformation costs related to supply chain reorganization mainly in our A&T operating segment.
(D)	For the nine months ended September 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the renegotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal terms of business. For the nine months ended September 30, 2015, Wise one-time costs related to non-cash step-up in inventory costs on the acquisition of Wise entities (€12 million), to the unwinding of Wise previous hedging policies losses incurred (€4 million) and to Midwest premium losses (€22 million).

(E)	On September 21, 2016, the contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings, LLC was finalized. We received a cash payment of €20 million and recorded a net gain of €19 million.
(F)	Includes individually immaterial other adjustments. For the nine months ended September 30, 2016, includes individually immaterial other adjustments offset by €4 million of insurance proceeds that were recorded in the second quarter of 2016.

Reconciliation of net cash flows from operating activities to Adjusted free cash flow (a non-GAAP measure)

	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Net cash flows from operating activities	67	80	190	244
Capital expenditure	(74)	(85)	(230)	(248)

Adjusted free cash flow	(7)	(5)	(40)	(4)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At September 30, 2016	At June 30, 2016	At December 31, 2015
Borrowings	2,522	2,498	2,233
Fair value of cross currency interest swap	(31)	(39)	(47)
Cash and cash equivalents	(618)	(622)	(472)
Cash pledged for issuance of guarantees	(9)	(9)	(11)

Net debt	1,864	1,828	1,703

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted free cash flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Adjusted free cash flow is net cash flow from operating activities less capital expenditure. Net debt is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Adjusted free cash flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net debt and Adjusted free cash flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.